Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 of Wah Fu Education Group Limited and its subsidiaries of our report dated June 15, 2018, except for Note 2, as to which the date is June 28, 2018, with respect to the consolidated balance sheets of Wah Fu Education Group Limited and its subsidiaries as of March 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended March 31, 2018, and the related notes, included in this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ Friedman LLP

New York, New York

February 5, 2019